April 20, 2017

VIA E-MAIL AND EDGAR

Mr. Nicholas P. Panos

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CSX Corporation Preliminary Proxy Statement filed under EDGAR Tag PRE 14A Filed April 3, 2017 by CSX Corp. File No. 001-08022

Dear Mr. Panos:

CSX Corporation (“CSX” or the “Company”) is writing in response to the Staff’s comment letter dated April 12, 2017 with respect to the above-referenced filing. CSX believes this letter responds fully to the Staff’s comments. For the convenience of the Staff, each comment is set forth below, followed by the Company’s response. This letter is being filed electronically via the EDGAR system today concurrently with the filing of the Company’s definitive proxy statement.

Item 4: Advisory (Non-Binding) Vote on the Frequency of Future Advisory Votes….Page 81

1. Disclose the current frequency of shareholder advisory votes on executive compensation, or advise. See Item 24 of Schedule 14A.

CSX Response

In the section titled “Item 4: Advisory (Non-Binding) Vote on the Frequency of Future Advisory Votes on the Compensation of CSX’s Named Executive Officers” in the definitive proxy statement, we added the following sentence to the end of the third paragraph of such section:

“We currently hold our advisory vote on executive compensation every year, as our Board had last recommended, and our shareholders had approved in 2011.”

Item 5: Advisory (Non-Binding) Vote Concerning Reimbursement Arrangements…. Page 82

2. Advise us, with a view toward revised disclosure, what consideration has been given to the application of Item 10 of Schedule 14A to this proposal. Refer to Instruction 1 of Item 10.

CSX Response

CSX considered the application of Item 10 of Schedule 14A, however, as Item 5 involves an advisory non-binding vote of shareholders and CSX is not required to submit the matter at issue under Item 5 to a shareholder vote, CSX concluded that Item 18 of Schedule 14A governs with respect to the disclosure required. Item 18 requires the registrant to state, among other things, “what action is intended to be taken by the registrant in the event of a negative vote on the matter by the security holders.” The Company’s Board of Directors has had extensive discussions regarding the Reimbursement (as defined in the definitive proxy statement), however, at this time, the Board has not determined what action it intends to take in the event of a negative vote on the matter by the security holders. The Board will take into account the facts and circumstances at the time, including the outcome of the shareholder vote on the matter.

Accordingly, in the section titled “Item 5: Advisory (Non-Binding) Vote Concerning Reimbursement Arrangements Sought in Connection with Retention of E. Hunter Harrison as CEO at CSX” in the definitive proxy statement, we amended and restated the second to last paragraph as follows:

“The Company’s Board of Directors has had extensive discussions regarding the Reimbursement, however, at this time the Board has not determined what action it intends to take or will take if the resolution does or does not receive majority support from shareholders. The resolution is advisory, and after shareholders have voted the Board intends to act promptly and to take into account the facts and circumstances at the time, including the outcome of the shareholder vote on the resolution, in the exercise of its fiduciary duties with respect to whether to commit to the Reimbursement. Under the MR Agreement, the Company has agreed that within 15 days following the Annual Meeting it will make a determination with respect to the Reimbursement.”

Form of Proxy

3. Please advise us, with a view toward revised disclosure, how the participants fulfilled their disclosure obligations under Rule 14a-4(e). At present, the form of proxy simply reads, in apparent response to Rule 14a-4(e), “[i]f no direction is made…” Such disclosure, however, could be interpreted only as a qualification on the potential use of the discretionary authority available under Rule 14a-4(b). In order to fulfill their disclosure obligations under Rule 14a-4(e), the participants should affirmatively disclose in the form of proxy and/or the proxy statement that the shares represented by the proxies will be voted as instructed.

CSX Response

In the form of proxy included in the definitive proxy statement, the following sentence was added at the beginning of the second paragraph:

“The proxy will be voted as directed.”

We acknowledge that the Company and the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments or absence of action by the Staff.

Please direct any questions or comments to our counsel at Davis Polk & Wardwell LLP, George R. Bason, Jr. and Marc O. Williams at 212-450-4340 and 212-450-6145, respectively.

Very truly yours,

/s/ Ellen M. Fitzsimmons

Ellen M. Fitzsimmons

Executive Vice President, Law and Public Affairs, General Counsel and Corporate Secretary

CSX Corporation